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                     October 24, 2023

       Samar Kamdar
       Chief Financial Officer
       biote Corp.
       1875 W. Walnut Hill Ln, #100
       Irving, TX 75038

                                                        Re: biote Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40128

       Dear Samar Kamdar:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences